                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549






                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 2000


                          Commission File Number 1-4582



                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN













                             RALSTON PURINA COMPANY
                               CHECKERBOARD SQUARE
                            ST. LOUIS, MISSOURI 63164

                 RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN

            INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                                                                       PAGE

Report of Independent Accountants                                       1

Statement of Net Assets Available for Plan Benefits                     2

Statement of Changes in Net Assets Available for Plan
     Benefits                                                           3

Notes to Financial Statements                                          4-9

Supplemental Information *
     Schedule of Assets Held for Investment Purposes              Attachment I

     Schedule of Reportable Transactions                          Attachment II


























* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants



To the Participants and the Plan
Administrator of the Ralston Purina
Company Savings Investment Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ralston Purina Company Savings Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included in Attachments I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP



June 4, 2001

                 RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                   DECEMBER 31
                             (DOLLARS IN THOUSANDS)




                                                                 2000                  1999
                                                                 ----                  ----
ASSETS
     INVESTMENTS, AT FAIR VALUE (NOTE 2)
         Short-term investments                                $    981              $  2,188
         Shares in registered investment company                 98,985               139,468
         Vanguard Index Trust - 500 Portfolio                    68,033 *             115,837 *
         Common stock-RAL Stock                                 267,343 *             483,603 *
         Common stock-Energizer Holdings, Inc.                   60,327 *                   -
         Participant loans                                       15,014                24,389
                                                               --------              --------
            TOTAL INVESTMENTS                                   510,683               765,485

     INSURANCE COMPANY CONTRACTS, AT CONTRACT VALUE (NOTE 2)     13,903                43,844

     INTEREST AND DIVIDENDS RECEIVABLE                                5                    11
                                                               --------              --------

            TOTAL ASSETS                                        524,591               809,340

LIABILITIES
         Accrued plan expenses                                       99                   156
                                                               --------              --------
            TOTAL LIABILITIES                                        99                   156
                                                               --------              --------


NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $524,492              $809,184
                                                               ========              ========

See Notes to Financial Statements.

* Investment represents 5% or more of Plan's net assets.

                 RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         FOR THE YEAR ENDED DECEMBER 31
                             (DOLLARS IN THOUSANDS)



                                                         2000        1999
                                                         ----        ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income                                 $  15,344   $  25,656
     Net realized and unrealized gain on investments      47,186           -
                                                       ---------   ---------
                                                          62,530      25,656

     Contributions
         Employer                                          1,801       4,263
         Employee                                         23,461      36,597
                                                       ---------   ---------
                                                          25,262      40,860

     Other additions                                         204          76
                                                       ---------   ---------

         TOTAL ADDITIONS                                  87,996      66,592
                                                       ---------   ---------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Net realized and unrealized loss on investments           -      70,718
     Benefits paid                                        48,433      65,601
     Administrative expenses                                 164         278
                                                       ---------   ---------
         TOTAL DEDUCTIONS                                 48,597     136,597
                                                       ---------   ---------

NET INCREASE/(DECREASE)                                   39,399     (70,005)
                                                       ---------   ---------

     Asset transfers out (Note 5)                        324,091      51,378
                                                       ---------   ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS
     Beginning of year                                   809,184     930,567
                                                       ---------   ---------

     End of year                                       $ 524,492   $ 809,184
                                                       =========   =========



See Notes to Financial Statements.

                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN

The following is a summary description of the Ralston Purina Company Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Ralston Purina Company (the Company) matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company's intent that the Plan meet the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant's exercise of control over assets in the participant's savings plan account.

PLAN PARTICIPATION - Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to U. S. Federal Insurance Contributions Act tax. Participants may contribute to the Plan upon enrollment; however, one year of covered service is required in order to receive Company matching contributions (see "Contributions" below).

CONTRIBUTIONS - Participants can contribute from 1% to 14% of their compensation in 1% increments on a before-tax basis, subject to Internal Revenue Service
(IRS) limits. Before-tax contributions not exceeding 4% of the participant's compensation will be matched 25% by the Company. One year of covered service is required in order to receive Company matching contributions.

A participant's after-tax contributions of 1% or 1.75% of compensation receive a Company match of 300% that is credited to a participant's PensionPlus Match Account in the Ralston Purina Retirement Plan, the Company's non-contributory defined benefit pension plan covering substantially all domestic employees. One year of covered service is required in order to receive the Company match in the PensionPlus Match Account. Participants may also contribute an additional 1% to 22% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits.

Combined before-tax and after-tax participant contributions may not exceed 23.75% of compensation, as limited by federal income tax laws and Plan terms. The total of before-tax, after-tax and Company matching contributions allocated to participants' accounts is limited to the lesser of $30,000 or 25% of the participants' compensation for the calendar year.

                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


INVESTMENT OPTIONS - All participant contributions are invested at the participant's direction in the investment funds offered by the Plan and selected by the participant. The 25% Company match on the participant's first 4% of before-tax contributions is directed to the Ralston ESOP Common Stock Fund. A participant's investments in this fund are fully diversifiable into other funds within the Plan except the Energizer Common Stock Fund. Participants may also transfer amounts from other investment funds into the Ralston ESOP Common Stock Fund.

VESTING - Employee before-tax and after-tax contributions and earnings thereon vest immediately, while Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service. Participants are 100% vested in Company matching contributions and earnings thereon after 4 years of service. In the event of a participant's retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than 4 years of service.

PLAN WITHDRAWALS - Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator (see "Plan Administration" below). After-tax contributions and earnings thereon may be withdrawn at any time.

PARTICIPANT LOANS - Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of $50,000 or 50% of the vested amount in the participant's account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of 5 years for general purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

FORFEITURES - Upon the participant's termination of employment, any Company matching contributions and the earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $69,000 and $128,000 for the years ended December 31, 2000 and 1999, respectively.

PLAN ADMINISTRATION - The Plan is administered by the Company. Management of Plan assets is under the direction of the Company's Employee Benefit Asset Investment Committee (EBAIC). Members of the EBAIC are Company employees and are appointed by the Company's Board of

                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

Directors. Vanguard Fiduciary Trust Company (Vanguard) is Trustee of the funds and assets of the Plan. As Trustee, Vanguard has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

PLAN TERMINATION - The Company may, by action of its Board of Directors, terminate the Plan. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Plan are described below:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities, are recognized in the Plan year to which they relate.

INVESTMENT VALUATION - The Plan's investments are stated at fair value, except for insurance company contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Company common stock (RAL Stock) and Energizer Holdings, Inc. common stock (see Note 5) are recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

Investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no valuation reserves against contract value for the credit risk of the contract issuer or otherwise. The average yield for the investment contracts was 6.7% and 6.4% for the years ended December 31, 2000 and 1999, respectively. The weighted average crediting rate for these contracts was 6.6% and 6.5% at December 31, 2000 and 1999. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Investments that represent 5 percent or more of the Plan net assets are separately identified in the "Statement of Net Assets Available for Plan Benefits".

                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


INCOME RECOGNITION - Interest income is recognized when earned and dividend income is recognized on the date of record. Realized gains and losses are determined using the average cost method.

BENEFIT PAYMENTS - Benefits are recorded when paid.

USE OF ESTIMATES - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 3 - RELATED PARTY AND PARTY-IN-INTEREST

The Company, as Plan administrator and sponsor, is a related party to the Plan. At December 31, 2000 and 1999, the Plan held shares of RAL Stock with a market value of $267,343,000 and $483,603,000, respectively.

For Plan years ended December 31, 2000 and 1999, the Plan purchased $30,251,000 and $212,057,000, respectively, and sold $54,643,000 and $408,838,000, respectively, of RAL Stock.

Vanguard Fiduciary Trust Company, as Trustee of the Plan's assets, is a party-in-interest as defined by ERISA. The Plan held $167,999,000 and $257,493,000 of Vanguard investment funds and short-term investments at December 31, 2000 and 1999, respectively. Of these investments, the Plan purchased $108,201,000 and $177,022,000 and sold $76,772,000 and $112,620,000 for the Plan years ended December 31, 2000 and 1999, respectively. These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.


NOTE 4 - INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated March 11, 1996 that the Plan constitutes a qualified plan and that the trust holding the Plan's assets is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' before-tax contributions, Company matching contributions and earnings on Plan investments are not subject to federal income tax until distributed from the Plan. Contributions made from a participant's after-tax compensation are not taxed when distributed from the Plan. Earnings related to these after-tax contributions are not subject to federal income tax as long as they remain in the Plan; however, such earnings are taxed when distributed from the Plan.

                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS


NOTE 5 - OTHER MATTERS

On April 1, 2000, the Company effected a spin-off of its Battery Products Business (Energizer). The new company is Energizer Holdings, Inc. In conjunction with the spin-off, Energizer created the Energizer Holdings, Inc. Savings Investment Plan, a 401(k) plan. Net assets available to plan participants associated with Energizer employees of $324,091,000 were transferred to the Energizer Savings Investment Plan during Plan year 2000, and these individuals are no longer participants in the Ralston Purina Company Plan.

In conjunction with the spin-off, all participants of the Plan who had an investment in the Ralston ESOP Common Stock Fund as of March 31, 2000 received one share of Energizer Holdings, Inc. common stock for every three shares of RAL stock held in the Ralston ESOP Common Stock Fund. Shares received were placed, and continue to be held, in the Energizer Common Stock Fund within the Plan. Plan participants are not required to liquidate shares of Energizer Holdings, Inc. held in the Energizer Common Stock Fund, and will be given at least six months notice of any decision to terminate the fund. At a participant's election, amounts held in the Energizer Common Stock Fund may be transferred to any of the other investment funds in the Plan, including the Ralston ESOP Common Stock Fund. Participants may not make new investments in the Energizer Common Stock Fund or transfer amounts from other funds in the Plan into the Energizer Common Stock Fund.

On November 1, 1999, the Company completed the sale of its Energizer Power Systems Original Equipment Manufacturers' (OEM) rechargeable battery business to Moltech Corporation (Moltech). On November 9, 1999, the Plan transferred the net assets available for plan participants associated with Moltech employees of $51,378,000 to the Moltech Power Systems, Inc. Savings Investment Plan, and these employees are no longer participants in the Ralston Purina Company Plan.

Commencing with the dividend payable on June 7, 1999, dividends earned on the Ralston ESOP Common Stock Fund are passed through to Plan participants until further notice and may not be reinvested in the Plan. For federal income tax purposes, the dividend pass-through is considered deductible by the Company and taxable to participants.




NOTE 6 - SUBSEQUENT EVENT

On January 16, 2001, the Company and Nestle S. A. announced that Nestle Holdings, Inc. and the Company have entered into a definitive merger agreement. Under the agreement, Nestle Holdings, Inc. will acquire all of the outstanding stock of Ralston Purina for US $33.50 per share in cash. The agreement is subject to regulatory and Ralston Purina shareholders' approval, as well as other customary closing conditions. The merger is not subject to a financing condition.

                             RALSTON PURINA COMPANY
                             SAVINGS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

In connection with the merger agreement, the Company has agreed to customary restrictions on various operating matters including restrictions on incurring debt, capital expenditures, asset dispositions, acquisitions, share repurchases and the declaration or payment of dividends. While no assurances can be made that the merger will receive the necessary regulatory approvals on acceptable terms at any particular time, the Company expects regulatory approvals will be obtained no later than the final calendar quarter of 2001.

The Plan was amended effective January 15, 2001 to provide that each participant who is employed by the Company at the time of a change in control of the Company shall be fully vested in his or her accrued benefit under the Plan.

                                  ATTACHMENT I
                 RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
                           EIN 43-0470580 PLAN NO. 140
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)



          (b) IDENTITY OF ISSUE,
        BORROWER, LESSOR, OR SIMILAR          (c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST,   (e) CURRENT
  (a)             PARTY                                          COLLATERAL, PAR, OR MATURITY VALUE                         VALUE
------------------------------------------------------------------------------------------------------------------------------------
   *    Vanguard Group                        Money Market Reserve Fund - Prime Portfolio                                  $    981
   *    Vanguard Group                        Short-Term Corporate Bond Fund                                                 11,037
   *    Vanguard Group                        Index Trust - 500 Portfolio                                                    68,033
   *    Vanguard Group                        Money Market Reserve Fund - Federal Portfolio                                  13,945
   *    Vanguard Group                        Wellington Fund                                                                16,078
   *    Vanguard Group                        Windsor II Fund                                                                23,074
   *    Vanguard Group                        International Growth Portfolio                                                 13,540
   *    Vanguard Group                        Small Cap Index Fund                                                           12,942
   *    Vanguard Group                        LifeStrategy Conservative Growth Fund                                             854
   *    Vanguard Group                        LifeStrategy Growth Fund                                                        4,268
   *    Vanguard Group                        LifeStrategy Income Fund                                                        1,026
   *    Vanguard Group                        LifeStrategy Moderate Growth Fund                                               2,221
                                                                                                                           ---------
                                                  Total Investment in Shares in Registered Investment Company               167,999

        Energizer Holdings, Inc.              Common Stock                                                                   60,327
   *    Ralston Purina Company                Common Stock                                                                  267,343
                                                                                                                           ---------
                                                  Total Investment in Common Stock                                          327,670

        Deutsche Bank                         Insurance Contract Separate Account                                             1,453
        Natwest                               Insurance Contract Separate Account                                             1,303
        New York Life                         Insurance Contract Separate Account                                               643
        Peoples Security Life                 Insurance Contract Separate Account                                               646
        Union Bank Switzerland                Insurance Contract Separate Account                                             4,063
        West Landesbank                       Insurance Contract Separate Account                                             2,506
        Rabobank                              Insurance Contract Separate Account                                             3,289
                                                                                                                           ---------
                                                  Total Insurance Company Contracts                                          13,903

        Participants                          Participant Loans (7% to 11% interest)                                         15,014

                                                                                                                           ---------
                                                                                                                           $524,586
                                                                                                                           =========

* Investment represents allowable transaction with a party-in-interest.

                                  ATTACHMENT II
                      SCHEDULE OF REPORTABLE TRANSACTIONS *
         RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN (EIN 43-0470580)
                          Year Ended December 31, 2000



                            (b) DESCRIPTION OF ASSET                                                   (f) EXPENSE
  (a) IDENTITY OF         (INCLUDE INTEREST RATE AND        (c) PURCHASE    (d) SELLING    (e) LEASE   INCURRED WITH      (g) COST
  PARTY INVOLVED         MATURITY IN THE CASE OF A LOAN)        PRICE           PRICE        RENTAL     TRANSACTION       OF ASSET
   --------------        -------------------------------    -------------   ------------   ----------  --------------   -----------
Ralston Purina Company               RAL Stock                   **          54,642,923        -             -          35,851,223




 (h) CURRENT VALUE
    OF ASSET ON             (i) NET
 TRANSACTION DATE         GAIN (LOSS)
  ----------------        -----------
     54,642,923            18,791,700


* Transactions or a series of transactions in excess of 5% of the value of the Plan's assets as of the beginning of the Plan year as defined in 29 CRF 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.
** Purchases did not exceed 5% of the value of the Plan's assets at the beginning of the Plan year.

Pursuant to the requirements of the Securities Exchange Act of 1934, Ralston Purina Company as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           RALSTON PURINA COMPANY



                                           By:      /s/ James R. Elsesser
                                              ----------------------------------
                                                  James R. Elsesser
                                                    Vice President, Chief
                                                    Financial Officer and
                                                    Treasurer

June 28, 2001

                                  EXHIBIT INDEX


Exhibits

23              Consent of Independent Accountants
                (provided electronically)